
13031128

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg	WV	26101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Davis 304-424-8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street, East	Charleston	WV	25301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3|21

OATH OR AFFIRMATION

I, Ken Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ken Davis
Signature

Chief Financial Officer
Title

Kathy Shields
Notary Public



OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
Kathy Shields
United Bankshares
514 Market Street
Parkersburg, WV 26101
My Commission Expires May 2, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401



FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

United Brokerage Services, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Financial Statements and Supplemental Information

United Brokerage Services, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

1302-1033868

Ernst & Young

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
United Brokerage Services, Inc.

We have audited the accompanying financial statements of United Brokerage Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Brokerage Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2013

A member firm of Ernst & Young Global Limited

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 192,776
Commissions receivable	186,920
Certificates of deposit	3,022,772
Securities owned, at fair value	2,732,792
Fixed assets, net	16,369
Prepaid expenses and other assets	283,542
Total assets	$ 6,435,171
Liabilities	
Accounts payable	$ 108,221
Accrued commissions payable	43,796
Deferred tax liability	4,734
Total liabilities	156,751
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	5,678,082
Total shareholder's equity	6,278,420
Total liabilities and shareholder's equity	$ 6,435,171

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2012

Revenues	
Brokerage commissions	$ 4,327,921
Investment income	10,879
Total revenues	4,338,800
Expenses	
Salaries and employee benefits	2,612,464
Data processing	85,670
Clearing costs	123,857
Other costs	7,227
Legal and other professional fees	149,493
Insurance settlement	(200,000)
Occupancy and equipment	41,421
Other	367,868
Total expenses	3,188,000
Income before income taxes	1,150,800
Income tax expense	367,102
Net income	$ 783,698

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2012	$ 500,000	$ 100,338	$ 4,894,384	$ 5,494,722
Net income	–	–	783,698	783,698
Balance at December 31, 2012	$ 500,000	$ 100,338	$ 5,678,082	$ 6,278,420

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 783,698
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	10,945
Deferred tax benefit	(25,950)
Decrease in commissions receivable	57,115
Decrease in prepaid expenses and other assets	270,660
Decrease in accounts payable	(753,556)
Decrease in accrued commissions payable	(19,478)
Net cash provided by operating activities	323,434
Investing activities	
Payments to purchase certificates of deposit	(34,696,114)
Proceeds from maturities of certificates of deposit	34,686,209
Payments to purchase securities	(4,633,987)
Proceeds from the sale of securities	4,326,460
Purchase of premises and equipment	(7,715)
Net cash used in investing activities	(325,147)
Decrease in cash and cash equivalents	(1,713)
Cash and cash equivalents at January 1, 2012	194,489
Cash and cash equivalents at December 31, 2012	$ 192,776

See accompanying notes.

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank, Inc. (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through First Clearing, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2012, the Company had net capital of $5,288,042, which is $5,038,042 in excess of its required net capital of $250,000 at December 31, 2012. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in a bank account at United with original maturities of three months or less.

Certificates of Deposit

Investments in certificates of deposit are made through the Certificate of Deposit Account Registry System (CDARS). Such certificates of deposit have maturities of four weeks, pay interest at 0.25%, and are fully secured by insurance coverage through the Federal Deposit Insurance Corporation. The balance as of December 31, 2012, is $3,022,772. All of the certificates of deposit are held at domestic financial institutions.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at fair value with changes in the fair value recorded in the statement of income. Fair value is based on listed market prices (see Note 5). Securities consist primarily of units of ownership in a money market fund managed by Federated, money market funds maintained on deposit with the clearing broker, and a restricted interest-bearing account held at United. The cost basis approximates fair value based on the nature of the securities.

The balance of the restricted interest-bearing account as of December 31, 2012, was $57,609 and is used for funding related to certain insurance programs offered by United.

Fixed Assets

Fixed assets include equipment that is depreciated using the straight-line method over the useful lives of the assets, which range from three to five years. Total depreciation expense recorded as of December 31, 2012, was $10,945. The accumulated depreciation as of December 31, 2012, is $267,025.

2. Significant Accounting Policies (continued)

Revenues and Commissions Receivable

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. The commission is recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions receivable based on a review of account balances. At December 31, 2012, the allowance for uncollectible commissions receivable is $0.

Advertising Costs

All advertising costs are expensed as incurred and are nominal in 2012 and 2011.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. Accordingly, the Company provided for income taxes based on its taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 31.9% for the year ended December 31, 2012. The Company remits to or receives from UBSI amounts payable or receivable. Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. The Company's temporary differences are primarily related to depreciation and the underfunded pension obligation.

Income tax expense recorded by the Company was $367,102 for the year ended December 31, 2012. The provision for income tax expense for the year ended December 31, 2012, consists of current income tax expense of $393,052 and deferred income tax benefit of $25,950.

During 2012, the Company paid $123,207 of income taxes to UBSI and, as of December 31, 2012, the income tax receivable from UBSI was $12,650. Such amount is included in prepaid expenses and other assets in the accompanying statement of financial condition.

2. Significant Accounting Policies (continued)

Employee Benefit Plans

The Company participates in UBSI's defined benefit retirement plan (pension plan) as well as a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. Pension and 401(k) expenses for 2012 were $23,782 and $32,658, respectively. These expenses are included in the salaries and employee benefits total in the accompanying statement of income. The Company adjusts the allocated portion of the liability for pension benefits to properly reflect its allocated portion of the funded status of United's defined benefit retirement plan. The allocated liability for pension benefits as of December 31, 2012, is $22,448. The Company also recorded a deferred tax asset of $8,272 as of December 31, 2012, associated with the allocated pension liability.

Recent Accounting Pronouncements

During 2012, the FASB issued various accounting pronouncements, including guidance related to fair value measurements and disclosures and investment securities. The adoption of such guidance did not have a material impact on the Company's financial position or results of operations.

3. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. In addition, United is providing rental space to the Company for a nominal annual cost of $1. For the year ended December 31, 2012, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

4. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2012, there were no amounts to be indemnified related to such agreement.

5. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's only financial instruments that are measured at fair value on a recurring basis are two money market funds and an interest bearing account. The fair value for all of these items is determined based on Level 1 inputs and have a fair value balance of $2,732,792 at December 31, 2012. The carrying amount reported in the statement of financial condition for certificates of deposit approximates fair value due to the short maturity of these instruments. The Company has no financial instruments that are measured at fair value on a nonrecurring basis.

Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Shareholder's equity	$ 6,278,420
Deductions and/or charges	
Nonallowable assets:	
Fixed assets	16,369
Prepaid expenses	87,126
Interest-bearing cash	57,609
Nonallowable receivables	125,868
Other assets	196,416
Total deductions and/or charges	483,388
Net capital before haircuts on securities positions	5,795,032
Haircut on securities positions	506,990
Net capital	$ 5,288,042
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 5,038,042
Aggregate indebtedness	$ 156,751
Ratio of aggregate indebtedness to net capital	2.96 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012, Part IIA FOCUS filing.

See Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1).

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3

See Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1).

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
United Brokerage Services, Inc.

In planning and performing our audit of the financial statements of United Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

A member firm of Ernst & Young Global Limited

Ernst & Young

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
www.ey.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2013

A member firm of Ernst & Young Global Limited

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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